Cellteck, Inc.

2049 Century Park East, Suite 3670

Los Angeles, California 90067

November 21, 2012

VIA EDGAR

Laura Nicholson, Esq.

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cellteck, Inc.

Current Report on Form 8-K

Filed October 15, 2012

Preliminary Proxy Statement on Schedule 14A

Filed October 18, 2012

File No. 0-53246

Dear Ms. Nicholson:

This will confirm your telephone conversation with Jessica J. Wade, Esq. of Baker & Hostetler LLP, legal counsel for Cellteck, Inc., a Nevada corporation (the “Company”), on November 20, 2012. The Company received a comment letter from the United States Securities and Exchange Commission (the “Commission”), dated November 9, 2012, regarding the above-referenced filings. The Company will respond by December 7, 2012 to the Commission’s comment letter.

The Company requested an extension so that it may consult with the appropriate advisors and properly respond to the comments set forth in the Commission’s comment letter.

Please contact Ms. Wade at (310) 979-8418 should you have any questions.

Sincerely,

CELLTECK, INC.

By:	/s/ Nikolas Konstant
Name:	Nikolas Konstant
Title:	Chief Executive Officer